EXHIBIT 99.1

TRX Gold Reports 2024 Annual Meeting Voting Results and Welcomes New Director

TORONTO, March 10, 2025 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce the voting results from its Annual General and Special Meeting, held February 27, 2025.

A total of 123,954,147 common shares were voted representing 43.98% of the issued and outstanding common shares of the Company. Shareholders voted in favor of all items of business before the Meeting, as follows:

Item Voted Upon	Results of Vote - For	Results of Vote – Withhold/Against
Set the number of directors at five (5)	121,582,773 (98.09%)	2,371,374 (1.91%)
Appoint Stephen Mullowney as director	84,809,335 (98.26%)	1,499,802 (1.74%)
Appoint Dr. Norman Betts as director	84,511,871 (97.92%)	1,797,266 (2.08%)
Appoint Shubo Rakhit as director	84,338,957 (97.72%)	1,970,180 (2.28%)
Appoint Richard J. Steinberg as director	83,862,461 (97.17%)	2,446,676 (2.83%)
Appoint John McVey as director	84,534,226 (97.94%)	1,774,911 (2.06%)
Appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditors and authorization to the Board of Directors to fix the remuneration of the auditors	121,526,104 (98.04%)	2,428,043 (1.96%)
Approval of renewal of the Company’s Omnibus Equity Incentive Plan	75,821,297 (87.85%)	10,487,840 (12.15%)
Approval of continuance to the jurisdiction of British Columbia	83,266,318 (96.48%)	3,042,819 (3.53%)

TRX Gold welcomes John McVey as the newest member of the Company’s Board of Directors. Mr. McVey was CEO of Procon Mining & Tunnelling, a prominent underground development contractor, from 2015 – 2024. Mr. McVey has an extensive background in engineering and construction having spent 15 years in the Bechtel organization in a variety of roles including Mining & Metals Country Manager for Canada and President of Bantrel. Mr. McVey has B.A.Sc. and M.A.Sc. in Chemical Engineering from the University of Waterloo and is a licensed professional engineer in Ontario and Alberta. He achieved the ICD.D designation from the Institute of Corporate Directors in 2017 and also serves on the boards of Fortune Minerals and Arizona Gold & Silver.

“On behalf of the Board and the team at TRX Gold, I would like to welcome John to our Board of Directors. I am confident he will provide valuable leadership as the Company prepares for its next stage of growth” states Stephen Mullowney, TRX Gold Chief Executive Officer.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts a Measured and Indicated Mineral Resource (“M&I Resource”) of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR+ and with the SEC on June 23, 2020 (the “2020 Technical Report”) for more information.

For investor or shareholder inquiries, please contact:

Investors:

Investor Relations
TRX Gold Corporation
IR@TRXgold.com
1-437-224-5241
www.TRXgold.com

The TSX and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.